Zentek Announces Board and Management Changes

Guelph, ON - May 3, 2024, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company, announces the following changes to its board and management teams: (i) Dr. Francis Dubé has resigned as Chief Operating Officer of the Company effective May 1, 2024, and (ii) Brian Bosse has resigned as a director of the Company effective May 3, 2024, and has been appointed to the Company's advisory board.

"Six years ago, we as shareholders of Zenyatta Ventures worked together to replace the board of directors and undertook a mission to create a better company. I had the privilege and honour to be the first CEO and Chairman of our Company and I am incredibly grateful and want to say a huge thank you to all shareholders for the trust, friendships, and collaborations that we have shared over the last six years." said Francis Dubé. "My retirement is part of a process that started last fall when I began transitioning from the company and returned to my optometry practice to resume serving my local community as an optometrist. I will continue to help in a smaller role, but the Company has built an incredible team under Greg's strong leadership. I firmly believe in the foundation we have collectively established, and I am thrilled and excited to witness the growth and commercialization of our technologies, including ZenGUARD™ and our aptamer platform."

"On behalf of all shareholders, I would like to thank Francis for his invaluable contribution to Zentek over the past six years. He was the catalyst that led the movement to create the change for what we have become today. I look forward to his continuing contributions to the company and I wish him all best in his future endeavors." commented CEO, Greg Fenton.

"On behalf of the Zentek board of directors, I would like to thank Brian for his service to the board of directors and shareholders in general. We look forward to his continuing contribution as part of the Zentek advisory board." commented Eric Wallman, Chairman of Zentek board of directors.

In line with Mr. Bosse's appointment to the Company's advisory committee, the Company has granted to Mr. Bosse stock options to purchase 40,000 common shares of the Company at a price of $1.42 per common share, which shall vest on May 3, 2025, and expire on May 3, 2027.

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™, is shown to have 99-per-cent anti-microbial activity and to significantly increase the bacterial and viral filtration efficiency of both surgical masks and HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is located in Guelph, Ontario.

Zentek has a global exclusive license to the Aptamer-based platform technology developed by McMaster University which is being jointly developed Zentek and McMaster for both the diagnostic and therapeutic markets.

For further information:

Ryan Shacklock

Senior VP, Strategy & Business Development

Email: rshacklock@zentek.com

Phone: 306-270-9610

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.